

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2014

Via E-mail
Steven Frye
Chief Executive Officer and President
Dynamic Energy Alliance Corporation
4447 N Central Expressway, Suite 110-135
Dallas, TX 75403

> **Re:** **Dynamic Energy Alliance Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed April 16, 2013**
> **Current Report on Form 8-K**
> **Filed October 3, 2013**
> **Response Dated January 17, 2014**
> **File No. 000-11050**

Dear Mr. Frye:

We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

Form 10-K

Current Report on Form 8-K

1. We note your response to our prior comment 2, yet it remains unclear how you believe you are not required to file the Form 10 information required under Item 5.01(a)(8) of Form 8-K as you transitioned your business. For example, we note that you are no longer involved in the business disclosed in your Form 10-K, that you did not generate any revenue in the quarters ended 3/31/13 or 6/30/13 and that you did not have any assets as of 6/30/13. Please provide a detailed response as to why you believe you are not a shell company or file the Form 10 information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jay Mumford at (202) 551-3637 with any questions.

Sincerely,

/s/ Jay Mumford for

Amanda Ravitz
Assistant Director

cc (via e-mail): Jared P. Febbroriello, Esq.